Exhbit 99.5

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

DENISON REPORTS RESULTS FROM Q3 2018

Toronto, ON – November 12, 2018. Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE American) filed its Consolidated Financial Statements and Management’s Discussion & Analysis (“MD&A”) for the quarter ended September 30, 2018. Both documents can be found on the Company’s website at www.denisonmines.com or on SEDAR (at www.sedar.com) and EDGAR (at www.sec.gov/edgar.shtml). The highlights provided below are derived from these documents and should be read in conjunction with them. All amounts in this release are in Canadian dollars unless otherwise stated.

David Cates, President and CEO of Denison commented, “The Company’s activities during the third quarter of 2018 have served to remind investors why Denison is such a unique uranium investment case. Developments from the quarter were highlighted by exceptional results from the completion of the Wheeler River PFS, including an estimated operating cost of US$3.33/lb U3O8 from the high-grade Phoenix deposit – representing nearly a 90% operating margin at the current spot price of uranium. The PFS also features comparatively very low initial capital costs, for an Athabasca Basin development project, with only ~$290 million attributable to Denison’s recently consolidated 90% interest in the project. In addition to the results from the Wheeler River PFS, the Company also delivered exciting results on the exploration side – discovering a new area of uranium and base metals mineralization on the K West trend on the Wheeler River property (approximately 500 metres west of the parallel K North trend, which hosts the Gryphon deposit), and a new area of uranium mineralization on the Waterbury Lake property, at the interpreted intersection of the GB trend and the Midwest regional structure.

As the uranium market continues to recover, Denison intends to continue to position itself as a ‘must own’ stock, offering investors a unique combination of exposure to both the future development of Wheeler River, an exceptionally low-cost and large-scale uranium mining operation, and discovery success across a diverse portfolio of highly prospective exploration properties.”

PERFORMANCE HIGHLIGHTS

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Wheeler River Pre-Feasibility Study (‘PFS’) returns project level pre-tax NPV of $1.31 billion and IRR of 38.7%

On September 24, 2018, Denison released the results of the PFS for its flagship Wheeler River uranium project (‘Wheeler River’) in northern Saskatchewan. The PFS has been completed in accordance with NI 43-101 and is highlighted by the selection of the in-situ recovery (‘ISR’) mining method for the development of the Phoenix deposit, with an estimated average operating cost of $4.33 (US$3.33) per pound U3O8. The project, on a 100% basis, is estimated to have mine production of 109.4 million pounds U3O8 over a 14-year mine life, with a base case pre-tax Net Present Value (‘NPV’) of $1.31 billion (8% discount rate), Internal Rate of Return (‘IRR’) of 38.7%, and initial pre-production capital expenditures of $322.5 million. The complete technical report, supporting the disclosure of the PFS results on September 24, 2018, was made available on Denison’s website as well as SEDAR and EDGAR on October 30, 2018.

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Acquisition of additional Wheeler River ownership interest

On October 29, 2018, Denison announced that it completed a transaction with Cameco Corporation (‘Cameco’) to increase its ownership interest in the Wheeler River Joint Venture (‘WRJV’) to 90%. Denison acquired Cameco's approximately 24% interest in the project in exchange for the issuance of 24,615,000 common shares of Denison.

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Discovery of unconformity uranium and base metals on the K West trend at Wheeler River

Highlights from the Company’s summer 2018 diamond drilling program at Wheeler River include the discovery of unconformity-hosted mineralization on the K West trend, including 0.30% U3O8, 4.7% Co, 3.7% Ni and 0.55% Cu from 651.1 to 652.1 metres in drill hole WR-733D1 and 1.2% Cu and 0.49% Ni from 636.6 to 642.6 metres in drill hole WR-733D2. The K West trend is a priority target area located approximately 500 metres west of the parallel K North trend, which hosts the Gryphon deposit. The results are associated with significant structure and alteration in the overlying sandstone, as well as elevated uranium values (averaging 17 ppm uranium) extending up to 100 metres above the unconformity. The results are encouraging and further drill testing is warranted to the south, where up to five kilometres of strike length remains untested along the K West trend.

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Exploration success at Waterbury Lake with the discovery of uranium mineralization on the GB Trend

On September 17, 2018, Denison reported the discovery of uranium mineralization on the Company’s 65.92% owned Waterbury Lake project. Basement-hosted uranium mineralization was intersected in two drill holes on the GB trend, approximately three kilometres northeast of the project’s Huskie zone, including mineralized assay intervals of 0.43% U3O8 over 1.0 metre (including 0.73% U3O8 over 0.5 metre) in drill hole WAT18-478 and 0.45% U3O8 over 0.5 metre, as well as 0.31% U3O8 over 0.5 metre and 0.20% U3O8 over 0.5 metre in drill hole WAT18-479. The results validate the Company’s geological concept that uranium mineralization occurs at the intersection of the interpreted regional Midwest structure with cross-cutting, graphite-bearing, structural corridors on the Waterbury Lake project.

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Maiden mineral resource estimate completed for the Huskie deposit at Waterbury Lake

Denison completed a maiden mineral resource estimate for the Huskie basement-hosted uranium deposit in accordance with NI 43-101 and CIM Definitions (2014), which was reviewed and audited by SRK Consulting (Canada) Inc. (‘SRK’). Since its discovery in 2017, Denison has completed 28 drill holes at Huskie at a spacing of approximately 50 metres x 50 metres to define the deposit over a strike length of approximately 210 metres and dip length of up to 215 metres. The deposit has been interpreted to include three parallel, stacked lenses of mineralization (Huskie 1, Huskie 2 and Huskie 3) which vary in true thickness between approximately 1 and 7 metres. The result of the 2017 and 2018 drilling campaigns at Huskie is an inferred mineral resource estimate of 5.7 million pounds of U3O8 (above a cut-off grade of 0.1% U3O8) based on 268 thousand tonnes of mineralization at an average grade of 0.96% U3O8. The effective date of the resource estimate is October 17, 2018.

SELECTED QUARTERLY FINANCIAL INFORMATION

(in thousands, except for per share amounts)	Q3 2018	Q3 2017

Total revenues	$3,729	$3,753
Net loss	$(3,884)	$(7,627)
Basic and diluted loss per share	$(0.01)	$(0.01)

(in thousands)	As at September 30, 2018	As at December 31, 2017

Financial Position:
Cash and cash equivalents	$21,470	$3,636
Investments in debt instruments (GICs)	$-	$37,807
Cash, cash equivalents and GICs	$21,470	$41,443

Working capital	$22,345	$38,065
Property, plant and equipment	$247,003	$249,002
Total assets	$302,269	$326,300
Total long-term liabilities(1)	$80,055	$84,252

(1)
Predominantly comprised of the non-current portion of deferred revenue, non-current reclamation obligations, and deferred income taxes.

RESULTS OF CONTINUING OPERATIONS

Revenues

During Q3 2018, the McClean Lake mill processed 2.9 million pounds U3O8 for the Cigar Lake Joint Venture (‘CLJV’). The Company recorded toll milling revenue of $755,000 and related accretion expense of $829,000.

Revenue from the Company’s DES division was $2,365,000 and revenue from the Company’s management contract with UPC was $609,000 during Q3 2018.

Effective January 1, 2018, upon adoption of IFRS 15, the accounting policy applicable to the Company’s toll milling deferred revenue arrangement with Anglo Pacific Group PLC (the ‘APG Transaction’) has changed and the comparative period has been restated to reflect this change. Refer to the Company’s unaudited interim consolidated financial statements and related notes for more details on the accounting for the APG Transaction related revenue.

Operating expenses

Operating expenses in the Canadian mining segment include depreciation, mining and other development costs, as well as adjustments, where applicable, to the estimates of future reclamation costs in relation to the companies mining properties. Operating expenses during Q3 2018 were $2,141,000, including $529,000 of depreciation from the McClean Lake mill, which is associated with the processing and packaging of U3O8 for the CLJV. Operating expenses include development and other operating costs related to the McClean Lake Joint Venture (‘MLJV’) of $1,610,000. These costs predominantly relate to the advancement of the Surface Access Borehole Resource Extraction (‘SABRE’) mining technology, as part of a multi-year test mining program operated by Orano Canada within the MLJV. During the current quarter, drilling and casing of four access holes was successfully completed into the McClean North deposit. The holes were drilled from surface to the top of the orebody and will allow for mining of the orebody beneath the holes during the latter stages of the test mining program. All holes were within the specifications required in terms of deviation, size and depth.

Operating expenses at DES during Q3 2018 totaled $2,051,000 and relate primarily to care and maintenance, and environmental consulting services provided to clients, and includes labour and other costs.

Exploration and evaluation

During Q3 2018, the Company continued to focus on its highest priority projects in the Athabasca Basin region in Saskatchewan. Denison’s share of exploration and evaluation expenditures in the quarter was $3,894,000. The Company’s Athabasca land package decreased during the third quarter from 356,713 hectares (305 claims) to 320,166 hectares (292 claims), primarily due to Skyharbour Resources Ltd. completing its option to acquire 100% of the Moore Lake project, which accounted for 35,705 hectares (12 claims).

Wheeler River

 Project Highlights:

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PFS results produce a pre-tax NPV of 2.75 times the 2016 preliminary economic analysis (‘2016 PEA’)

On September 24, 2018, the Company announced the results of the PFS for Wheeler River. On October 30, 2018, Denison filed the technical report for the PFS titled ‘Pre-feasibility Study Report for the Wheeler River Uranium Project, Saskatchewan, Canada’ prepared by Mark Liskowich, P.Geo. of SRK Consulting (Canada) Inc. with an effective date of September 24, 2018 (the “PFS Technical Report”).

The PFS was completed in accordance with National Instrument 43-101 and is highlighted by the selection of the ISR mining method for the development of the Phoenix deposit, with an estimated average operating cost of $4.33 (US$3.33) per pound U3O8.

The PFS considers the potential economic merit of co-developing the Phoenix and Gryphon deposits. The high-grade Phoenix deposit is designed as an ISR mining operation, with associated processing to a finished product occurring at a plant to be built on site at Wheeler River. The Gryphon deposit is designed as an underground mining operation, utilizing a conventional long hole mining approach with processing of mine production assumed at Denison’s 22.5% owned McClean Lake mill. Taken together, the project is estimated to have mine production of 109.4 million pounds U3O8 over a 14-year mine life, with a base case pre-tax NPV of $1.31 billion (8% discount rate), IRR of 38.7%, and initial pre-production capital expenditures of $322.5 million.

The base-case economic analysis assumes uranium sales are made at UxC Consulting Company, LLC’s (‘UxC’) annual estimated spot price (composite mid-point scenario in constant dollars) for mine production from the Phoenix deposit (from ~US$29/lb U3O8 to US$45/lb U3O8), and a fixed price for mine production from the Gryphon deposit (US$50/lb U3O8).

Using the same price assumed for the project’s 2016 PEA, a fixed uranium price of US$44/lb U3O8, the PFS produces a combined pre-tax project NPV of $1.41 billion – representing roughly 2.75 times the $513 million pre-tax project NPV estimated in the 2016 PEA.

The PFS was prepared on a project (100% ownership) and pre-tax basis. Denison completed an indicative post-tax assessment based on a 90% ownership interest, yielding a base case post-tax NPV of $755.9 million and post-tax IRR of 32.7%, with initial capital costs to Denison of $290.3 million.

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The largest undeveloped uranium project in the eastern Athabasca Basin

With the completion of the PFS and in accordance with NI 43-101 standards, the Company has declared the following mineral reserves and resources (see the PFS Technical Report for further details).

Probable Mineral Reserves of 109.4 million pounds U3O8 (Phoenix 59.7 million pounds U3O8 from 141,000 tonnes at 19.1% U3O8; Gryphon 49.7 million pounds U3O8 from 1,257,000 tonnes at 1.8% U3O8);

Indicated Mineral Resources (inclusive of Reserves) of 132.1 million pounds U3O8 (1,809,000 tonnes at an average grade of 3.3% U3O8); plus

Inferred Mineral Resources of 3.0 million pounds U3O8 (82,000 tonnes at an average grade of 1.7% U3O8).

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Potential for resource growth

Very little regional exploration has taken place on the property in recent years, with drilling efforts focussed on Phoenix and Gryphon, which were discovered in 2008 and 2014 respectively. The property is host to numerous uranium-bearing lithostructural corridors which are under- or unexplored and have the potential for additional large, high-grade unconformity or basement hosted deposits. Exploration drilling is warranted along these corridors to follow-up on previous mineralized drill results, or to test geophysical targets identified from past surveys.

Evaluation Program:

During Q3 2018, Denison’s share of evaluation costs at Wheeler River amounted to $797,000, which related to completion of the PFS and continued environmental and sustainability activities.

During Q3 2018, the Company continued with the community consultation and engagement process as well as environmental baseline data collection activities. Additional environmental baseline data is being collected in key areas to better characterize the existing environment in the project area. This data will form the foundation of the environmental impact assessment for the project. The information will also be used in the design of various aspects of the project, including the location and layout of site infrastructure, the location for treated effluent discharge and fresh water intake, and the designs of water treatment plants, waste storage facilities, and other infrastructure interacting with the environment. Programs in progress and/or completed during the quarter included a range of studies related to the aquatic environment, terrestrial environment, atmospheric environment, and waste rock geochemistry.

Exploration Program:

Denison’s share of exploration costs at Wheeler River amounted to $2,058,000 during Q3 2018. The summer 2018 diamond drilling program for Wheeler River commenced in early June 2018 and was completed in late August 2018. The program included 18,402 metres in 31 drill holes and was largely focused on testing regional target areas (outside of the immediate Gryphon and Phoenix deposit areas) across the Wheeler River property.

K West

The summer 2018 drilling program, which included 3,222 metres in 5 drill holes in this area, was designed to test the K West fault zone at the sub-Athabasca unconformity on the northern portion of the trend. Highlight results include the intersection of uranium and base-metal mineralization at the unconformity, including 0.30% U3O8, 4.7% Co, 3.7% Ni and 0.55% Cu from 651.1 to 652.1 metres in drill hole WR-733D1, and 1.2% Cu and 0.49% Ni from 636.6 to 642.6 m in drill hole WR-733D2. The results are associated with significant structure and alteration in the overlying sandstone, as well as elevated uranium values, averaging 17 ppm uranium, extending up to 100 metres above the unconformity. Further drilling is warranted to test this target horizon to the south, where up to five kilometres of strike length remains untested along the K West trend. Refer to the MD&A for further information.

K North

The summer 2018 program, which included 3,003 metres in five drill holes in this area, was designed to extend the unconformity mineralization, identified during the winter 2018 drill program, on section and along strike on 200 metre-spaced drill fences. Mineralization was intersected 600 metres northeast of Gryphon including 0.15% U3O8 over 1.0 metre in drill hole WR-704D1. Further potential for mineralization exists, both at the unconformity and within the basement, between the 200 metre-spaced drill fences.

Q Central, Q South, K South

Regional exploration drilling was undertaken at Q Central (2,547 metres in five drill holes), Q South (3,306 metres in six drill holes) and at K South (2,370 metres in four drill holes) to test geological and geophysical targets on a reconnaissance scale. Favourable geology, structure, alteration and anomalous geochemistry was encountered in all the target areas and follow-up will be planned based on a more detailed assessment of geochemical, spectral clay and structural data.

Gryphon Unconformity

A total of 3,954 metres of exploration drilling in six drill holes was completed to test unconformity targets to the southwest and northeast of the Gryphon deposit. To the southwest of Gryphon, five holes were completed to test for unconformity mineralization along the Basal Fault at the up plunge projection of the D series lenses. Results included the intersection of mineralization, in drill hole WR-722D1 (0.13% U3O8 over 1.5 metres), immediately below the unconformity. The continuity of significant sandstone structure and strong hydrothermal alteration over the 500 metres of strike length tested suggests further potential for unconformity mineralization associated with the Basal Fault. This target horizon is wide-open to the southwest and a priority target exists a further 400 metres to the southwest where previous drilling returned weak basement mineralization along the Basal Fault and 4.5% U3O8 over 4.5 metres (drill hole WR-597) at the intersection of the unconformity with the G-Fault.

Exploration Pipeline Properties

While spending on exploration pipeline projects has been reduced from prior year levels, exploration activities continue to deliver encouraging results generally warranting follow-up.

During the 2018 summer season, Denison carried out exploration programs at Waterbury Lake, Hook-Carter and South Dufferin. Results from the Hook-Carter and South Dufferin drilling programs were reported with the Company’s financial results for the second quarter of 2018.

The summer/fall program at Waterbury Lake included a diamond drilling program and a DCIP resistivity survey – with the highlight being the discovery of new uranium mineralization at the interpreted intersection of the GB trend with the regional Midwest structure, roughly 3 kilometres to the northeast of the Huskie deposit. Mineralized assay results from the GB trend discovery included intervals of 0.43% U3O8 over 1.0 metre (including 0.73% U3O8 over 0.5 metre) in drill hole WAT18-478 and 0.45% U3O8 over 0.5 metre, as well as 0.31% U3O8 over 0.5 metre and 0.20% U3O8 over 0.5 metre in drill hole WAT18-479. The results validate the Company’s geological concept that uranium mineralization occurs at the intersection of the interpreted regional Midwest structure with cross-cutting, graphite-bearing, structural corridors on the Waterbury Lake project.

In addition, a maiden mineral resource estimate for the Huskie deposit, located on the Waterbury Lake project, was completed with an effective date of October 17, 2018. Refer to Denison’s MD&A filed on November 9, 2018 for more details.

At McClean Lake, a DCIP resistivity surveying was completed by Orano Canada, and a diamond drilling program commenced in early October 2018.

General and administrative expenses

Total general and administrative expenses were $1,657,000 during Q3 2018. These costs are mainly comprised of head office salaries and benefits, office costs in multiple locations, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States, as well as non-recurring project or legal costs.

Other income and expenses

During Q3 2018, the Company recognized a gain of $664,000 in other income. The gain is predominantly due to net gains on investments carried at fair value.

Equity share of income from associates

During Q3 2018, the Company recognized a gain of $639,000 from its 16.49% equity share of its associate GoviEx Uranium Inc. (‘GoviEx’), owing largely to an equity gain based on the Company’s share of GoviEx’s net gain during the period as well as a dilution gain as a result of other shareholders’ exercise of GoviEx share warrants.

Liquidity and capital resources

Cash and cash equivalents were $21,470,000 at September 30, 2018.

On November 2, 2018, the Company announced it had entered into an agreement with Cantor Fitzgerald Canada Corporation, as a sole bookrunner and lead underwriter, on behalf of a syndicate of underwriters (together, the ‘Underwriters’), under which the Underwriters have agreed to purchase, on a ‘bought deal’ private placement basis, 4,950,495 common shares on a flow-through basis (the ‘Flow-Through Shares’) at a price of $1.01 per share for total gross proceeds of approximately $5,000,00. The Company also granted the Underwriters an option to increase the gross proceeds of the Offering by up to 10% (the ‘Underwriters’ Option’), exercisable in whole or in part at any time up to two business days prior to the closing date, which is expected to occur on or about November 23, 2018.

Outlook for 2018

Refer to the Company’s annual MD&A for the year ended December 31, 2017 for a detailed discussion of the previously disclosed 2018 budget.

During the current quarter, the Company has decreased its 2018 outlook for development and operations expense by $600,000, primarily because of a reduction in planned MLJV expenditures related to the advancement of the SABRE mining method. The Company also increased its 2018 outlook for management services fees from UPC by $100,000, primarily due to an increase in estimated NAV-based management fees in order to reflect increased uranium spot prices.

ABOUT DENISON

Denison was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange (formerly ‘NYSE American’) under the symbol ‘DNN’.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 90% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering approximately 320,000 hectares in the Athabasca Basin region. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture (‘MLJV’), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 65.92% interest in the J Zone and Huskie deposits on the Waterbury Lake property. The Midwest, J Zone and Huskie deposits are located within 20 kilometres of the McClean Lake mill.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (‘DES’) division, which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine care and maintenance services as well as environmental consulting services to a variety of industry and government clients.
Denison is also the manager of Uranium Participation Corporation (‘UPC’), a publicly traded company listed on the TSX under the symbol ‘U’, which invests in uranium oxide in concentrates (‘U3O8’) and uranium hexafluoride (‘UF6’).

Qualified Persons

The disclosure regarding the estimated Mineral Reserves, 2016 PEA, PFS, and environmental and sustainability activities for the Wheeler River project was reviewed and approved by Peter Longo, P. Eng, MBA, PMP, Denison’s Vice-President, and Project Development, who is a Qualified Person in accordance with the requirements of NI 43-101.

The balance of the disclosure of scientific and technical information regarding Denison’s properties in this news release, including estimated Mineral Resources, was prepared or approved by Dale Verran, MSc, P. Geo, Pr.Sci.Nat., the Company’s Vice President, Exploration, a Qualified Person in accordance with the requirements of NI 43-101. For a description of Denison’s assay procedures, downhole gamma probe procedures, and the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 27, 2018 available under Denison's profile on SEDAR at www.sedar.com, and its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

For more information, please contact

David Cates	(416) 979 – 1991 ext 362
President and Chief Executive Officer

Sophia Shane	(604) 689 - 7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘target’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential’.

In particular, this news release contains forward-looking information pertaining to the following: the benefits to be derived from corporate transactions; the estimates of Denison's mineral reserves and mineral resources, including the new mineral resource estimate for the Huskie deposit; exploration, development and expansion plans and objectives, including the results of the PFS, and statements regarding anticipated budgets, fees and expenditures; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding adding to its mineral reserves and resources through acquisitions or exploration; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditures from operations at DES; expectations regarding revenues from the UPC management contract; and the annual operating budget and capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 27, 2018 under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.
Accordingly, readers should not place undue reliance on forward-looking statements. This cautionary statement expressly qualifies the forward-looking information contained in this news release. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Probable Mineral Reserves: This news release may use the terms ‘measured’, ‘indicated’ and ‘inferred’ mineral resources. United States investors are advised that while such terms have been prepared in accordance with the definition standards on mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 Mineral Disclosure Standards (“NI 43-101”) and are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (“SEC”) does not recognize them. ‘Inferred mineral resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable. The estimates of mineral reserves in this press release have been prepared in accordance with 43-101. The definition of probable mineral reserves used in NI 43-101 differs from the definition used by the SEC in the SEC’s Industry Guide 7. Under the requirements of the SEC, mineralization may not be classified as a "reserve" unless the determination has been made, pursuant to a “final" or "bankable" feasibility study that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, Denison’s probable mineral reserves disclosure may not be comparable to information from U.S. companies subject to the reporting and disclosure requirements of the SEC.